Profit and Loss

January - October, 2024

	Total
INCOME	
Gratuities	17,070.11
Loyalty Rewards	-12.75
Non-Taxable Sales Income	3,245.24
Refunds/Discounts	-785.75
Taxable Sales Income	123,324.78
Total Income	**142,841.63**
COST OF GOODS SOLD	
Breakfast Tacos	449.07
Coffee Beans, Ingredients & Supplies	39,109.28
Pastries	8,225.55
Software Fees	
DoorDash Fees	1.01
Dripos Fees	3,424.09
Square Fees	178.62
Stripe Fees	10.82
Toast Fees	2,634.38
Total Software Fees	**6,248.92**
Total Cost of Goods Sold	**54,032.82**
GROSS PROFIT	**88,808.81**
EXPENSES	
Advertising & Marketing	
Email Marketing	16.08
Instagram	427.28
Social Media	200.94
TikTok	40.13
Videographer	8,409.00
Total Advertising & Marketing	**9,093.43**
Ask Client	4,035.85
Bank Fees	263.32
Continuing Education	45.52
Contract Labor	1,504.56
Delivery Services	224.00
Fines and Penalties	249.90
Gas & Fuel	5,113.75
Insurance Expenses	
Auto Insurance	1,354.81
Business Insurance	297.00
Total Insurance Expenses	**1,651.81**
Meals	2,885.00

	Total
Office Expenses	
Office Supplies	1,999.09
Shipping & Postage	324.03
Total Office Expenses	**2,323.12**
Professional Services	
Accounting Fees	155.40
Consulting Fees	1,200.00
Total Professional Services	**1,355.40**
Repairs & Maintenance	4,365.86
Small Tools and Equipment	6,081.55
Software Subscriptions	
100Tasks.com	407.00
Amazon Prime	160.14
Asurion LLC	15.96
Bazaart Premium	13.05
Dripos	434.89
iCloud	26.91
Lift Pro	47.84
Local Unlimited Faxes	21.76
Meta Verified Standard Bundle	120.80
Microsoft 365 Family	10.88
Pixelcut Pro	48.87
QuickBooks Online	1,009.30
Remove Background Pro	10.86
Resume Now	131.17
Sideline	15.78
Skillshare Inc	348.00
Woot.com	515.96
Total Software Subscriptions	**3,339.17**
Storage Rent	3,541.00
Telephone Expenses	462.78
Travel Expenses	11.70
Car Expenses	50.00
Cart Transportation	1,407.73
Parking	941.93
Tolls	2,407.99
Transportation	1,487.13
Total Travel Expenses	**6,306.48**
Uniforms	620.10
Total Expenses	**53,462.60**
NET OPERATING INCOME	35,346.21
OTHER INCOME	
Interest Income	0.01

	Total
Total Other Income	**0.01**
NET OTHER INCOME	**0.01**
NET INCOME	**$35,346.22**

Balance Sheet

As of October 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Bank of America #1034	508.20
Bank of America #6775	3,665.12
Total Bank Accounts	**4,173.32**
Accounts Receivable	
Accounts Receivable	7,654.00
Total Accounts Receivable	**7,654.00**
Total Current Assets	**11,827.32**
Fixed Assets	
2010 GMC VIN #8766	7,464.88
Coffee Cart	14,805.79
Equipment	23,381.39
Total Fixed Assets	**45,652.06**
TOTAL ASSETS	**$57,479.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	10,205.48
Total Accounts Payable	**10,205.48**
Other Current Liabilities	
Gift Cards	35.00
Sales Tax Payable	10,738.66
Short-Term Business Loans	7,500.00
Accrued Interest	3,888.88
Total Short-Term Business Loans	**11,388.88**
Total Other Current Liabilities	**22,162.54**
Total Current Liabilities	**32,368.02**
Total Liabilities	**32,368.02**
Equity	
Owner Draws	-38,203.78
Owner Investments	49,203.50
Retained Earnings	-21,234.58
Net Income	35,346.22
Total Equity	**25,111.36**
TOTAL LIABILITIES AND EQUITY	**$57,479.38**

Statement of Cash Flows

January - October, 2024

	Total
OPERATING ACTIVITIES	
Net Income	35,346.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	4,999.14
Accounts Payable	9,905.48
Gift Cards	35.00
Sales Tax Payable	10,738.66
Short-Term Business Loans	-10,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**15,678.28**
Net cash provided by operating activities	**51,024.50**
INVESTING ACTIVITIES	
2010 GMC VIN #8766	-7,464.88
Coffee Cart	-14,805.79
Equipment	-14,205.48
Net cash provided by investing activities	**-36,476.15**
FINANCING ACTIVITIES	
Owner Draws	-37,503.78
Owner Investments	26,800.01
Net cash provided by financing activities	**-10,703.77**
NET CASH INCREASE FOR PERIOD	**3,844.58**
Cash at beginning of period	328.74
CASH AT END OF PERIOD	**$4,173.32**